Mr. Brad Skinner, page 1 of 3

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

January 10, 2008

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.  20549

Re:

MAX Resource Corp.

Form 20-F for the Fiscal Year Ended December 31, 2006

Filed July 2, 2007

File No. 000-30780

Dear Mr. Skinner:

This letter is in response to your letter of December 28th, 2007, such letter providing us with your comments on the above-mentioned filing.

Our responses to your comments, which are repeated below, are as follows:

All references in this document to the terms “we”, “our”, “us” and “the Company” refer to Max Resource Corp. and its subsidiaries.

YOUR COMMENT:  Form 20-F for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 71

“1.  Your disclosure of changes in internal control over financial reporting should disclose any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the issuer’s internal control over financial reporting.  Refer to Item 15T.(c) of Form 20-F for additional guidance.”

Mr. Brad Skinner, page 2 of 3

OUR RESPONSE:

We acknowledge your comments.  We have not made any change in our internal control over financial reporting that occurred during the period covered by our annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

YOUR COMMENT:  Certifications, Exhibit 12

“2.  Your certifications show the signing officers’ titles in the opening lines.  However, the instructions to exhibits on Form 20-F indicate that the titles should only be presented after the officers’ signatures.”

OUR RESPONSE:

The Company acknowledges that it should have presented the officers’ titles after the officers’ signatures, which reflected the manner in which the original was signed, but inadvertently misplaced the same from the copy of the filed report.  The Company will ensure all certifications will conform with Form 20-F requirements in future filings.

YOUR COMMENT:  Engineering Comment

“3.  We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make reference on your website to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, “measured”, “indicated” or “inferred”, which may not be consistent with the reserved definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form XXX, File No. 000-30780.  You can review and obtain copies of these filings from the SEC’s website at http: www.sec.gov.edgar.shtml.”

OUR RESPONSE:

The Company acknowledges your comment.  The Company is currently in the process of revamping its website and intends to incorporate the additional disclosure in the news release section of its revamped website.  The revised web site should be launched by January 15, 2008.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing entirely to your satisfaction. However, if you require further information or clarification, please to not hesitate to contact us.

Sincerely

MAX Resource Corp.

/s/ Stuart Rogers

By Stuart Rogers

Its President and Chief Executive Officer